

Mail Stop 3561

August 19, 2009

Mr. Zhi Jian Zeng
Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor
Tower II, Kodak House
Quarry Bay
Hong Kong

> **Re: Asian Trends Media Holdings, Inc. (f/k/a Clifford China Estates Inc.)**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 0-52020**

Dear Mr. Zeng:

        We have reviewed your response letter dated June 26, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amended Form 10-K for the Year Ended December 31, 2007, Filed June 17, 2009

Item 9A. Controls and Procedures, page 38

1.   We note your response to comment one from our letter dated June 26, 2009 and are not in a position to agree with your conclusion. Refer to Item 308T of Regulation S-K, which clearly indicates that management's assessment of internal control over financial reporting was required beginning with fiscal periods **ending on or after December 15, 2007** for all registrants that are neither "large accelerated filers" nor "accelerated filers." As small business issuers are neither "large accelerated filers" nor "accelerated filers," this guidance applies to them, and you were required to provide management's assessment of internal control over financial reporting beginning with your fiscal year ended December 31, 2007. For further information, refer to our Release No. 33-8760 and our Release

No. 33-8934, both of which are available on our website at www.sec.gov. As previously requested, amend your Form 10-K for the year ended December 31, 2007 to provide the required management's report on internal control over financial reporting.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief

cc: Vincent & Rees, L.C.